# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Frontier Group Holdings, Inc., CIK 0001670076
CUSIP: 35909R108
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 4545 Airport Way, Denver, Colorado (CO), 80239
Date of event which requires filing of this statement: 07/09/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-24-019633
Filed by CIK 0002016572

## Reporting persons
- Group Holdings - Frontier LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 22,706,526; shared voting power 0; sole dispositive power 22,706,526; shared dispositive power 0; aggregate amount beneficially owned 22,706,526 (9.9% of the class)

## Item 1. Issuer
Name of issuer: Frontier Group Holdings, Inc.
Address of issuer's principal executive offices: 4545 Airport Way, Denver, CO 80239

## Item 2. Person Filing
Name of person filing: This is Amendment No. 1 to the Schedule 13G filed with the Securities and Exchange Commission on April 12, 2024 by Group Holdings - Frontier LLC (the "Reporting Person") with respect to the common stock, $0.001 par value per share (the "Common Stock") of Frontier Group Holdings, Inc. (the "Issuer").
Address of principal business office or, if none, residence: 1350 Avenue of the Americas, 31st Floor, New York, NY 10019
Citizenship: The Reporting Person is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The responses to Items 5-11 of the cover page of this Schedule 13G are incorporated herein by reference.

As of the date hereof, Reporting Person directly holds 22,706,526 shares of Common Stock representing 9.9% of the outstanding Common Stock of the Issuer.

Calculation of the percentage of shares of Common Stock beneficially owned is based on 229,789,335 shares of Common Stock outstanding as of May 1, 2026, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 5, 2026.
Percent of class: The Reporting Person may be deemed to be the beneficial owner of the percentage of shares of Common Stock listed on such Reporting Person's cover page.
Sole power to vote or to direct the vote: See each cover page hereof.
Shared power to vote or to direct the vote: See each cover page hereof.
Sole power to dispose or to direct the disposition: See each cover page hereof.
Shared power to dispose or to direct the disposition: See each cover page hereof.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Group Holdings - Frontier LLC: /s/ Michael Fazio, Michael Fazio, Vice President (07/13/2026)